Healables
WEARABLES THAT HEAL

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INVEST IN HEALABLES
Personalized Tech designed to turn down pain
& turn up performance



www.healables.com   Miami, FL 33131

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Pre-Market Valuation: $29.27M

If you invest, you're betting Healables will be worth more in the future.

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"Pain shouldn't be chronic, and people shouldn't have to live with it"

Highlights

Things that differentiate Healables as a tech company

Market

✓ This market impacts 100M people in the US alone. [1][2]

✓ Potential to disrupt the $80B global chronic pain market

People

✓ Expert team of medical and business professionals. Founder's prior biotech company was acquired by biopharma giant GSK (GlaxoSmithKline) for a successful exit.

TECH

✓ Healables medical device is currently undergoing trials on patients with knee osteoarthritis, and trials are planned for fibromyalgia and diabetic neuropathy (nerve damage).

✓ Healables technology has obtained a CE mark, making it available for licensing.

✓ Healables has already licensed its tech for manufacturing and its product is available for commercial sales.

✓ Our supplier, Healables Ltd., has been granted patents and has more patents pending.

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LEAD INVESTOR ⌄

Dr. George Lowell, Retired U.S. Army Colonel, BioTech Investor, Board Member, BiondVax, Former Chief Scientific Officer for BioDefense at GSK Biologicals, Early Seed Investor in Healables
"We have taken on a vital mission, to achieve faster healing and pain relief for people suffering from chronic pain. It's a great feeling to know your product helps people. Join me today, and become a Healables investor, so that together, we can build a future without pain."
Invested this round & previously
TOTAL RAISED Pre-CrowdFunding: $1.2 Million

https://invest-in.healables.com

Healables has already licensed its tech for manufacturing and its product is available for

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- Our supplier, Healables Ltd., has been granted patents and has more patents pending.

OUTSTANDING RESULTS IN THE FIELD

A company that strives to break decades of marginalization in the industry.

- **Olympic Athlete Training Institute** "Wingate" is piloting the product, starting with their swimmers and gymnasts.
- **Intel** selected Healables to join the prestigious Intel Ignite Accelerator.
- Healables Ltd. signed NDA with **a leading German automotive company** to explore integrating Healables technology into their vehicles.
- Healables Ltd. signed NDA with a large Korean car manufacturer to explore integrating Healables technology into their vehicles.
- **Sheba medical center** has signed a Letter of Intent (LOI) to conduct a clinical trial with Healables to treat Fibromyalgia. The study will be directed by Prof. Howard Amital, MD MHA, Head, Department of Medicine 'B', at Sheba Medical Center, **one of the top 10 hospitals in the entire world**[3].



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Dr. George Lowell, Retired U.S. Army Colonel, BioTech Investor, Board Member, BiondVax, Former Chief Scientific Officer for BioDefense at GSK Biologicals, Early Seed Investor in Healables

"We have taken on a vital mission, to achieve faster healing and pain relief for people suffering from chronic pain. It's a great feeling to know your product helps people. Join me today, and become a Healables investor, so that together, we can build a future without pain."

Invested this round & previously

TOTAL RAISED Pre-CrowdFunding:

$1.2 Million



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12 Reasons To Invest in Healables Now

Want to know what we think? Investing in Healables is a smart choice
⊘ 1. OUR TEAM
⊘ 2. HEALABLES' VISION IS TO HEAL PEOPLE WITH SMART CLOTHING INSTEAD OF DRUGS.
⊘ 3. HEALABLES' SOLUTION
⊘ 4. LEAD PRODUCT & PRODUCT PIPELINE:
⊘ 5. EXCITING INITIAL DATA
⊘ 6. PATENTED TECHNOLOGY
⊘ 7. MARKET SIZE & INVESTMENT OPPORTUNITY
⊘ 8. TIMING
⊘ 9. VALIDATION & PARTNERSHIPS
⊘ 10. CURRENT PRODUCT
⊘ 11. BUSINESS MODEL
⊘ 12. ACHIEVED & UPCOMING MILESTONES

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LEAD INVESTOR   ⌄

Dr. George Lowell, Retired U.S. Army Colonel, BioTech Investor, Board Member, BiondVax, Former Chief Scientific Officer for BioDefense at GSK Biologicals, Early Seed Investor in Healables
"We have taken on a vital mission, to achieve faster healing and pain relief for people suffering from chronic pain. It's a great feeling to know your product helps people. Join me today, and become a Healables investor, so that together, we can build a future without pain."
Invested this round & previously
TOTAL RAISED Pre-CrowdFunding:
$1.2 Million

1. Our Team



**Moshe Lebowitz |
CEO, Co-Founder**

Moshe Lebowitz is a visionary who believes that humanity is on a positive trajectory and that we all have a responsibility to solve today's biggest health challenges. He has previously served as UI/UX Designer, Product Manager and CEO. Lebowitz uses his rabbinic training to solve business problems differently and innovates through the creative integration of technology together with new inventions. Lebowitz practices Hasidic meditation and is trained in craniosacral therapy and Chinese medicine.



**Dr. George Lowell |
Chief Scientific Officer**

Dr. George H. Lowell has served on both the Scientific Advisory Board and the Board of Directors of BiondVax. He was Chief Scientific Officer for BioDefense at GSK Biologicals. He retired from the US Army as a Colonel. He has initiated numerous clinical studies and clinical trials for FDA Approval. His academic posts include Visiting Scientist at Weizmann and Visiting Professor, Hebrew University-Hadassah Medical Center. Dr. Lowell is an early angel investor in Healables and serves on the BoD.



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Dr. George Lowell, Retired U.S. Army Colonel, BioTech Investor, Board Member, BiondVax, Former Chief Scientific Officer for BioDefense at GSK Biologicals, Early Seed Investor in Healables
"We have taken on a vital mission, to achieve faster healing and pain relief for people suffering from chronic pain. It's a great feeling to know your product helps people. Join me today, and become a Healables investor, so that together, we can build a future without pain."
Invested this round & previously
TOTAL RAISED Pre-CrowdFunding:
$1.2 Million

https://invest-in.healables.com

clinical trials for FDA Approval. His academic posts include Visiting Scientist at Weizmann

OVERVIEW TEAM FAQ MARKET INVEST

angel investor in Healables and serves on the BoD.



Yehuda Barbasch|
COO/CFO

Yehuda Barbasch has a background in international investment banking and has worked at Citibank and Pictet Wealth Management. His exceptional people skills, British accent and experience with all aspects of finance adds up to keen business planning and operational success. Yehuda holds a BBA in International Business from Leeds Beckett University and Aix-Marseille University and speaks English, French and Hebrew.



Dr. Andrew Shiller, MD|
Chief Medical Officer

Dr. Andrew David Shiller, MD Chief Medical Officer. Dr. Shiller earned his MD at Duke University's School of Medicine, continuing at Harvard Medical School, with double residency training in Internal Medicine & Physical Medicine & Rehab. He completed fellowship training in Integrative Medicine at University of Maryland Center for Complementary Medicine Research. He studied & practiced natural healing and stress-reduction, along with nutrition, hands-on healing, movement therapy & mind/body awareness.



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Dr. George Lowell, Retired U.S. Army Colonel, BioTech Investor, Board Member, BiondVax, Former Chief Scientific Officer for BioDefense at GSK Biologicals, Early Seed Investor in Healables
"We have taken on a vital mission, to achieve faster healing and pain relief for people suffering from chronic pain. It's a great feeling to know your product helps people. Join me today, and become a Healables investor, so that together, we can build a future without pain."
Invested this round & previously
TOTAL RAISED Pre-CrowdFunding:
$1.2 Million

OVERVIEW   TEAM   FAQ   MARKET   INVEST

in Integrative Medicine at University of Maryland Center for Complementary Medicine.
hands-on healing, movement therapy & mind/body awareness.



Ziv Ritchie|
BSEE – CTO

Ziv Ritchie trained in Electrical Engineering at the Jerusalem College of Technology. He studied Reality Therapy at the William Glasser Institute and helped Professor Joshua Ritchie, MD found and manage the Refuah Institute, the leading provider of Torah-based coach training in the world. Ziv combines his technological knowledge and development skills with his psychological training to develop the Healables digital health coaching app and oversee the development and production of Healables electroceutical devices and textiles.



Marco Van Der Putten Landau|
CBDO

Marco van der Putten Landau is an international business development and marketing professional with the rare talent, ability and business acumen to add value and close deals by bringing people and businesses from all over the world together. Marco has lived in Europe, South America, China and Israel and is fluent in English, Spanish, French, Portuguese, Dutch, Italian and Chinese. Marco's ability to understand and bridge cultural nuances empowers him to bring out the universal truths in the people that he works with and create business synergies and partnerships throughout the globe.



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LEAD INVESTOR   ⌄

Dr. George Lowell, Retired U.S. Army Colonel, BioTech Investor, Board Member, BiondVax, Former Chief Scientific Officer for BioDefense at GSK Biologicals, Early Seed Investor in Healables
"We have taken on a vital mission, to achieve faster healing and pain relief for people suffering from chronic pain. It's a great feeling to know your product helps people. Join me today, and become a Healables investor, so that together, we can build a future without pain."
Invested this round & previously
TOTAL RAISED Pre-CrowdFunding:
$1.2 Million

Portuguese, Dutch, Italian and Chinese. Marco's ability to understand and bridge cultural
create business synergies and partnerships throughout the globe.



Yasha Harari
CMO

Yasha Harari is a marketing professional, having worked with a vast range of world class
products and services. He has led marketing and driven record results for a variety of top
B2B, B2C and B2B2C firms in the areas of medical devices, tech, gaming, FinTech, retail
brands, trade associations, consumer goods, publishers, advertising companies, and many
more, around the world. Yasha is responsible for pioneering significant Internet marketing
gold standards used by people worldwide since decades.

2. Healables' vision is to heal people with smart clothing instead of drugs.

Your dollars are not just going toward a financial investment. You're
investing in a company that strives to improve the quality of life of mankind.
It's like an ESG investment.

✓ Healables **microcurrent technology** uses an **AI-driven** Health Coach to improve pain
perception issues, while capturing and sharing data with therapists for optimal results.

✓ Healables' technology reconnects the body and the brain with improved nerves. Pain is
an output as an adaptation of what the body has to go through. Our treatment is mobile,
making it convenient, easy to use and effective.

✓ Early investors benefit from seeing the progression of Healables on course to make
people happier; both those suffering from various musculoskeletal conditions and/or

https://invest-in.healables.com

an output as an adaptation of what the body has to go through. Our treatment is mobile,

OVERVIEW TEAM FAQ MARKET INVEST

- Early investors benefit from seeing the progression of Healables on course to make people happier; both those suffering from various musculoskeletal conditions and/or inflammatory conditions, as well as those around them who are also impacted by what their loved ones are experiencing.
- CrowdFunding investors in Healables can make an impact not only on the massive amount of people suffering chronic pains and conditions. They also make an impact on those whose conditions are temporary and may be more quickly restored to a healthier and happier state.



The Problem

Worldwide, chronic pain impacts over 770 million people.[4] In the US, the CDC reports that approximately 20% of adults suffer from various forms of chronic pain.[5] That's an astonishing 51.6 million people![5A]

Current pain management options are often limited to:

- Pain medication

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LEAD INVESTOR

Dr. George Lowell, Retired U.S. Army Colonel, BioTech Investor, Board Member, BiondVax, Former Chief Scientific Officer for BioDefense at GSK Biologicals, Early Seed Investor in Healables

"We have taken on a vital mission, to achieve faster healing and pain relief for people suffering from chronic pain. It's a great feeling to know your product helps people. Join me today, and become a Healables investor, so that together, we can build a future without pain."

Invested this round & previously

TOTAL RAISED Pre-CrowdFunding:

$1.2 Million

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⬤ Pain medication

⬤ Meditation and breath techniques

⬤ Not much else

Pain medication can have downsides such as addiction or other physical side-effects, which leaves a gap in treatment options.

The Center for Disease Control (CDC) recommends maximizing use of non-opioid therapies [6A]

The 2022 CDC Clinical Practice Guideline[6B] which is intended for clinicians prescribing opioids for adult outpatients with pain.

⬤ Given new findings from systematic reviews that non-opioid therapies are at least as effective as opioids for many common types of acute pain (including headaches, low back pain, neck pain, and pain related to common musculoskeletal conditions, minor surgeries, dental procedures, or kidney stones), the guideline includes a new recommendation that clinicians maximize the use of non-opioid therapies.

⬤ Clinicians should maximize use of non-opioid therapies and consider initiating opioid therapy only if the expected benefits for pain and function are anticipated to outweigh the risks and that when opioids are needed, clinicians should initiate therapy at the lowest effective dosage, carefully evaluate individual benefits and risks when considering increasing dosages, and avoid increasing the dosage above levels likely to yield diminishing returns in benefits relative to risks.

The US Congress expands access to non-opioids

The NOPAIN Act [6C] was passed in an end-of-year legislative package in the 117th Congress in 2022. As a result of the law, patients and providers will have expanded access to non-opioids starting in 2025.

The Non-Opioids Prevent Addiction in the Nation Act ("NOPAIN Act") is a policy that will prevent opioid addiction before it starts by increasing the use of non-opioid pain management approaches as a Medicare reimbursement

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Dr. George Lowell, Retired U.S. Army Colonel, BioTech Investor, Board Member, BiondVax, Former Chief Scientific Officer for BioDefense at GSK Biologicals, Early Seed Investor in Healables
"We have taken on a vital mission, to achieve faster healing and pain relief for people suffering from chronic pain. It's a great feeling to know your product helps people. Join me today, and become a Healables investor, so that together, we can build a future without pain."
Invested this round & previously
TOTAL RAISED Pre-CrowdFunding:
$1.2 Million

OVERVIEW   TEAM   FAQ   MARKET   INVEST

117th Congress in 2022. As a result of the law, patients and providers will have

The Non-Opioids Prevent Addiction in the Nation Act ("NOPAIN Act") is a policy that will prevent opioid addiction before it starts by increasing the use of non-opioid pain management approaches as a Medicare reimbursement policy in outpatient surgical settings.[10],[11]

The NOPAIN Act will increase the use of non-opioid pain management approaches by changing outdated federal Medicare reimbursement policies. [6C],[12] The policy will:

- Expand patient and provider access to FDA approved non-opioid pain management approaches in all outpatient surgical settings.

- Require a report to Congress on limitations, gaps, barriers to access, or deficits in Medicare coverage or reimbursement for therapeutic services.

This NOPAIN Act will ensure that safe, non-addictive therapies are widely available to the tens of millions[6D] of Americans who undergo an outpatient surgical procedure every year. Drug-related overdoses and deaths were measurably accelerated[6E] during the COVID-19 pandemic resulting in the highest rates ever recorded. This policy change aims to reduce unnecessary exposure to opioids and the likelihood of opioid abuse or addiction following an acute pain incident.



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LEAD INVESTOR   ⌄

Dr. George Lowell, Retired U.S. Army Colonel, BioTech Investor, Board Member, BiondVax, Former Chief Scientific Officer for BioDefense at GSK Biologicals, Early Seed Investor in Healables
"We have taken on a vital mission, to achieve faster healing and pain relief for people suffering from chronic pain. It's a great feeling to know your product helps people. Join me today, and become a Healables investor, so that together, we can build a future without pain."
Invested this round & previously
TOTAL RAISED Pre-CrowdFunding:
$1.2 Million

3. Healables' Solution

"Wearables that Heal"

Healables has developed novel wearables that are designed to dock with smart textiles and connect with AI to personalize protocols so that every user can get exactly what they need.

✓ "More than 175 published studies show the beneficial effects of microcurrent technology — the exact kind of microcurrent medtech that Healables is bringing to market," Dr. Andrew David Shiller, a Harvard-trained pain rehabilitation specialist and Healables Chief Medical Officer shares.

✓ "Throughout my medical career, I have treated over 20,000 patients with various kinds of pain and diseases of the brain, nerves, bones, joints, and muscles. The speed with which microcurrent reduces inflammation of joints, bursa, and tendons is remarkable. I have seen chronic intractable joint pain and bone bruising resolve with very few treatments."

✓ Our platform enhances cell function rather than masking the pain. Microcurrent therapy involves the use of low-level electrical currents to stimulate mitochondria in the body, which can increase ATP production, promote protein synthesis, and enhance cell membrane permeability. These effects can lead to improved cellular function and tissue repair.

✓ The Healables solution is a holistic personalized integrated medicine treatment that is made up of personalized behavioral health coaching and personalized electro therapy.

✓ Healables is designed to be the next generation of electrotherapy because we have found a way to make it personalized and easy to use.

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4. LEAD PRODUCT & PRODUCT PIPELINE:

SPORTS/WELLNESS (CE) – ELECTROGEAR PRODUCT LINE

OVERVIEW   TEAM   FAQ   **MARKET**   INVEST

SPORTS/WELLNESS (CE) – ELECTROGEAR PRODUCT LINE

We provide physiotherapists and personal trainers with microcurrent devices, smart compression conductive garments (body sleeves, socks & shirts) and an app with an AI health coach to improve the function, the recovery & the performance of their sports & fitness clients. Note: Our wellness device is not intended to treat or prevent any injuries. In our opinion it does not require FDA certification and it would therefore not fall under the auspices of the FDA.

NEXT PRODUCTS IN THE PIPELINE: MEDICAL – HEALABLES PRODUCT LINE

In Years 1-2: Treat arm, leg & back muscles, tendons, and joints to ameliorate chronic pain, accelerate healing, reduce inflammation, increase function and diminish NSAID/opioid pain med dependencies.

In addition, our medical product with specifically designed custom conductive textiles is designed to treat Diabetic neuropathy, Osteoarthritis, Fibromyalgia and Chronic lower back pain.

Note: Our first medical device will be submitted to the FDA for regulation.



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LEAD INVESTOR ⌄

Dr. George Lowell, Retired U.S. Army Colonel, BioTech Investor, Board Member, BiondVax, Former Chief Scientific Officer for BioDefense at GSK Biologicals, Early Seed Investor in Healables

"We have taken on a vital mission, to achieve faster healing and pain relief for people suffering from chronic pain. It's a great feeling to know your product helps people. Join me today, and become a Healables investor, so that together, we can build a future without pain."

Invested this round & previously

TOTAL RAISED Pre-CrowdFunding:
$1.2 Million

https://invest-in.healables.com

OVERVIEW TEAM FAQ MARKET INVEST

5. Exciting Initial Data

88% of users showed 50% or greater pain relief that was often accompanied by the improved functional activity of the tissues affected.[7]

Healables is designed to Relieve Musculoskeletal Pain.

This graph details cases wherein our device was used to treat a variety of disorders: Musculoskeletal complaints involving the elbow, forearm, wrist, hand, knee, shoulder, or upper or lower back



Healables Electron Stream Pain Relief
Musculoskeletal Disorders Avg Improvement (%)
Musculoskeletal Disorders
Elbow, Forearm, Wrist, Finger (4 Cases)
Knee, Thigh, Leg (10 Cases)
Ankle, Feet (12 Cases)
Shoulder, Torso, Upper & Lower Back (12 Cases)
Pelvis, Abdomen (3 Cases)
0%
20%
40%
60%
Avg Improvement (%)

Healables Reduces Inflammatory Pains.

This graph details cases wherein our device was used to treat a variety of disorders: Systemic complaints involving Fibromyalgia, Diabetic Neuropathy, Migraine, Respiratory, COPD **And we feel that's a good reason to invest in Healables.**

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LEAD INVESTOR

Dr. George Lowell, Retired U.S. Army Colonel, BioTech Investor, Board Member, BiondVax, Former Chief Scientific Officer for BioDefense at GSK Biologicals, Early Seed Investor in Healables

"We have taken on a vital mission, to achieve faster healing and pain relief for people suffering from chronic pain. It's a great feeling to know your product helps people. Join me today, and become a Healables investor, so that together, we can build a future without pain."

Invested this round & previously

TOTAL RAISED Pre-CrowdFunding:

$1.2 Million

https://invest-in.healables.com

OVERVIEW TEAM FAQ MARKET INVEST

Migraine, Respiratory, COPD **And we feel that's a good reason to invest in Healables.**



Healables Electron Stream Pain Relief
Inflammatory Disorders Avg Improvement (%)
Fibromyalgia, Myalgia (8 Cases)
Diabetic Neuropathy (1 Case)
Migraine, Head, Jaw (10 Cases)
Respiratory, COPD (7 Cases)
Inflammatory Disorders
0%
20%
40%
60%
80%
Avg Improvement (%)

6. Patented Technology

We have licensed 41 patents. They were developed by Healables, Ltd.

What is the technology?
What are the tech breakthroughs we needed to invent in order to implement the solution?

We needed to invent the tech of dry electrodes, non contact electrodes, smart market textiles with stretchable electronics, miniaturized electronics, washability, biocompatibility, and the platform is designed to be sustainable and high performance with Artificial Intelligence.

We believe that this is the most advanced wearable therapeutic technology on the market today and it will only be more powerful when we combine the real world data sets from users with AI.

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LEAD INVESTOR

Dr. George Lowell, Retired U.S. Army Colonel, BioTech Investor, Board Member, BiondVax, Former Chief Scientific Officer for BioDefense at GSK Biologicals, Early Seed Investor in Healables
"We have taken on a vital mission, to achieve faster healing and pain relief for people suffering from chronic pain. It's a great feeling to know your product helps people. Join me today, and become a Healables investor, so that together, we can build a future without pain."
Invested this round & previously
TOTAL RAISED Pre-CrowdFunding:
$1.2 Million

OVERVIEW   TEAM   FAQ   MARKET   INVEST

data sets from users with AI.

Why is the tech a good reason to invest?

Our patented tech may disrupt a broad range of verticals in multiple sectors, (ie: cosmetics, food tech, medical, veterinary, sports and wellness / fitness [7B] and automotive).

✓ Healables' technology delivers digital health via an App that runs an easy-to-use microcurrent technology (electron stream device) and a digital health coach to transmit microcurrent protocols via wearable e-textile garments.

✓ Our platform may enhance cell function rather than masking the pain. Microcurrent therapy involves the use of low-level electrical currents to stimulate cells in the body, which can increase ATP production, promote protein synthesis, and enhance cell membrane permeability. These effects can lead to improved cellular function and tissue repair.

✓ Our wearable device, docked with unique conductive compression sleeves, socks, or shirts, is designed to deliver personalized treatment that empowers physiotherapists and personal trainers to provide both in-clinic as well as home-based self-treatment that health professionals can remotely monitor in a digital portal. Healables has the potential to revolutionize pain relief.

7. Market Size & Investment Opportunity

We're striving to build the future of pain relief. Our cutting-edge wearable microcurrent technology has an opportunity to benefit from the $6.91 Billion pain management device market.[8],[8A]

$6.6T: (TAM): Total Addressable Market, Long-Range Market Opportunities:
This includes Global Projections of: Wellness 6.06T[9], Chronic Pain 0.1T[2] and Medical Device Markets 0.47T[13]

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LEAD INVESTOR ⌄

Dr. George Lowell, Retired U.S. Army Colonel, BioTech Investor, Board Member, BiondVax, Former Chief Scientific Officer for BioDefense at GSK Biologicals, Early Seed Investor in Healables
"We have taken on a vital mission, to achieve faster healing and pain relief for people suffering from chronic pain. It's a great feeling to know your product helps people. Join me today, and become a Healables investor, so that together, we can build a future without pain."
Invested this round & previously
TOTAL RAISED Pre-CrowdFunding:
$1.2 Million

This includes Global Projections of: Wellness 6.06T[9], Chronic Pain 0.1T[2] and Medical Device Markets 0.47T[13]

✓ $6.06T, the projected global wellness market, is specifically cited.[9] Wellness includes Public Health, Prevention & Personalized Medicine, Traditional and Complimentary Medicine, Mental Wellness, Physical Activity, Personal Care & Beauty, Workplace Wellness, Spas, Healthy Eating, Nutrition and Weight Loss.[4] Sports injuries and NSAID/opioid pain medicine dependence is most relevant to our product markets.

✓ $100B[2] is projected 2023 global chronic pain treatment market ($80.77B in 2020 with a 7.2% CAGR projected to be $100B in 2023 and includes chronic back pain, fibromyalgia, neuropathy and arthritis, all relevant markets.

✓ $472B projected 2023 global medical market[13], part of the projected $571B[13] medical tech market.

$150B (SAM): Serviceable Addressable Market, Near-Term Primary Market Focus:
Serviceable Addressable Market (SAM): $150B[16],[17],[18]
Comprised of Global Pain Relief[15], Physiotherapy Equipment[16] & Personal Fitness Trainer[18] Markets:

✓ Projected $87B[17] Global pain relief market size in 2023 ($79.68B in 2021, CAGR 4.5%)

✓ Projected $21B[16] Global Physiotherapy Equipment market size in 2023 ($20B[16] in 2022, 6.95% CAGR)

✓ Projected $42B[18] Global Personal Fitness Trainer market size in 2023 ($39.7B[18] in 2022, 4.8% CAGR)
Physiotherapists and Personal Trainers will be the focus of B2B sales of our ElectroGear wellness product

$1B (EVG): Serviceable Obtainable Market (SOM) & Earlyvangelists: The Big Opportunity:

✓ The $1B SOM & EVG represents a realistic forecast of the share of the initial available

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LEAD INVESTOR ⌄

Dr. George Lowell, Retired U.S. Army Colonel, BioTech Investor, Board Member, BiondVax, Former Chief Scientific Officer for BioDefense at GSK Biologicals, Early Seed Investor in Healables
"We have taken on a vital mission, to achieve faster healing and pain relief for people suffering from chronic pain. It's a great feeling to know your product helps people. Join me today, and become a Healables investor, so that together, we can build a future without pain."
Invested this round & previously
TOTAL RAISED Pre-CrowdFunding:
$1.2 Million

$1B (EVG): Serviceable Obtainable Market (SOM) & Earlyvangelists. The

OVERVIEW TEAM FAQ MARKET INVEST



The $1B **SOM** & **EVG** represents a realistic forecast of the share of the initial available markets we plan to capture namely: **0.67%** of the $150B **SAM** cited above and **0.18%** of the $536B 2023 medical device market cited below. We believe our products will be well positioned to address the growing medical device market that is projected to grow from $536B in 2023 to $799.67B by 2029.[19] Related to our Wellness ElectroGear product, MarketWatch and Forbes indicate the global market size in Sports & Fitness – Wellness & Rehabilitation segment – represents $36B. This consists respectively of $30B for the health fitness market[7B] and $5.4B for the sports rehabilitation market. Sports rehabilitation is part of the larger health and fitness market. According to the IHRSA (International Health, Racquet & Sportsclub Association), the $30 billion health and fitness industry in the U.S. has been growing by at least 3 – 4% annually for the last ten years and shows no signs of slowing down anytime soon. The global pain management therapeutics market was $72.4B in 2021, and is projected to be $105.8B[21] in 2030. The global sports medicine market was valued at $5.81B in 2021 and is expected to reach $9.48B in 2030.[12B]
With aging, increasing sports and outdoor activity, and increased prevalence of multiple chronic conditions, we expect these potential markets for our solutions will only increase. In addition, our medical product with specifically designed custom conductive textiles is well suited to treat:

· Diabetic neuropathy whose 2022 global market size was $3.9B and is projected to be $6.6B in 2030[23]
· Osteoarthritis whose global 2022 therapy market was $7.9 B, and is projected to be $15.8B in 2030[24] ;
· Fibromyalgia whose 2022 treatment market was $3.15B,[26] and is projected to be $3.8B in 2028[25]
· Chronic lower back pain whose 2022 global treatment market was $7.9B, projected at $12.4B in 2031.[26]



Statistically, a company that captures one tenth of one percent of a Trillion Dollar market will be a billion dollar company.



TAM
SAM
SOM

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Dr. George Lowell, Retired U.S. Army Colonel, BioTech Investor, Board Member, BiondVax, Former Chief Scientific Officer for BioDefense at GSK Biologicals, Early Seed Investor in Healables
"We have taken on a vital mission, to achieve faster healing and pain relief for people suffering from chronic pain. It's a great feeling to know your product helps people. Join me today, and become a Healables investor, so that together, we can build a future without pain."
Invested this round & previously
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in 2021 (26)

be a billion dollar company.



Competition

While there are several companies that may be considered competitors of Healables in some form, we believe none of them on the market today delivers Healables' combination of microcurrent, e-textiles, wearables, digital health coaching, AI and digital health telecommunications at an attractive price.

These competitors include:

✅ H-Wave, whose products range from $1,875 to $6,300, has no Health Coach feature, has no app, has no AI, does not offer any data capture, is non-wearable and has no remote treatment capability.

✅ Avazzia, which offers its products ranging in price form $330 to $4,780, has no Health Coach feature, has no app, has no AI, has no data capture, is not wearable, and has no remote treatment capability.

✅ Quell, which is priced between $99 and $250, has no Health Coach feature, though it does have an app, has no AI, although it does capture data for AI, is partly wearable, yet has no remote treatment capability.

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Dr. George Lowell, Retired U.S. Army Colonel, BioTech Investor, Board Member, BiondVax, Former Chief Scientific Officer for BioDefense at GSK Biologicals, Early Seed Investor in Healables
"We have taken on a vital mission, to achieve faster healing and pain relief for people suffering from chronic pain. It's a great feeling to know your product helps people. Join me today, and become a Healables investor, so that together, we can build a future without pain."
Invested this round & previously
TOTAL RAISED Pre-CrowdFunding:
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Quell, which is priced between $99 and $250, has no Health Coach feature, though it does remote treatment capability.

Alpha Stim, which costs $1,200, has no Health Coach feature, no app, no. AI, no data capture, is not wearable and has no remote treatment capability.

Compex, whose products cost anywhere from $800 to $1,500, has no AI, is not a wearable textile, and has no remote capability.

By comparison, Healables products cost $1,799 + SaaS fee, has a Health Coach feature, has an app, has AI (expected to be released in 2023), Captures data for AI, includes fully wearable, scientifically advanced, precision engineered textile, and has remote treatment capabilities.

8. Timing

The conditions are good for electrotherapy

The US Congress recently legislated the NOPAIN Act, which is a policy designed to prevent opioid addiction before it starts by increasing the use of non-opioid pain management approaches as a Medicare reimbursement policy in outpatient surgical settings[10,11]. The NOPAIN Act will increase the use of non-opioid pain management approaches by changing outdated federal Medicare reimbursement policies.[6C,12]

The awareness of the opioid crisis has made it such that people want non pharmaceutical solutions.

Healables is a movement on a mission to restore humanity to a healthier state.

Healables is performing an open label trial designed to demonstrate safety and usability.

9. Validation & Partnerships

Healables has teamed up with Israel's premiere olympic organization, The Wingate National Institute for Excellence in Sports.

Because we have established a way to validate this with an Olympic trial, this is the time to be involved during early trials and partnerships.

We are working with sports medicine expert and a baseball pitcher Dr. Michael April, who is applying Healables treatments to competitive baseball players.

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Dr. George Lowell, Retired U.S. Army Colonel, BioTech Investor, Board Member, BiondVax, Former Chief Scientific Officer for BioDefense at GSK Biologicals, Early Seed Investor in Healables
"We have taken on a vital mission, to achieve faster healing and pain relief for people suffering from chronic pain. It's a great feeling to know your product helps people. Join me today, and become a Healables investor, so that together, we can build a future without pain."
Invested this round & previously
TOTAL RAISED Pre-CrowdFunding:
$1.2 Million

 We are working with sports medicine expert and a baseball pitcher Dr. Michael April, who is applying Healables treatments to competitive baseball players.

 In collaboration with Dr. Michael April, Chief Medical Officer at WelMetrix, together with the Head of Strategic Planning and Innovation at the Elite Sports Department at Wingate, olympic gymnasts and swimmers will be further pilot-testing ElectroGear wearable devices.

10. Current Product

> We introduced our sports product called ElectroGear at CES '23. We are launching it in Q2 of 2023.



As a wellness product, ElectroGear already has the CE mark, which is a mark of compliance with EU health, safety, and environmental standards. ElectroGear is dedicated towards enhancing sports performance and accelerating recovery in professional and amateur athletes.

> Our flagship medical product is moving through the regulatory process to demonstrate that we can reduce inflammation, relieve pain and accelerate healing without medication.

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Dr. George Lowell, Retired U.S. Army Colonel, BioTech Investor, Board Member, BiondVax, Former Chief Scientific Officer for BioDefense at GSK Biologicals, Early Seed Investor in Healables
"We have taken on a vital mission, to achieve faster healing and pain relief for people suffering from chronic pain. It's a great feeling to know your product helps people. Join me today, and become a Healables investor, so that together, we can build a future without pain."
Invested this round & previously
TOTAL RAISED Pre-CrowdFunding:
$1.2 Million

https://invest-in.healables.com

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that we can reduce inflammation, relieve pain and accelerate healing without medication.

As part of the Healables solution, wearable sensors will measure physiological signals that correlate with recovery, and improvement in mobility, agility, plus speed, powering and serving as the Key Performance Indicators (KPIs) that further validate ElectroGear as a premiere performance product.

Our smart textiles are comfortable. They can be worn at home or on the go without hanging wires. They include knee sleeves, arm sleeves, smart socks, caps, shoulder textiles, and smart shirts.

In our Sports & Wellness ElectroGear™ Product Line, we offer the first ready-to-use digital health remote treatment platform. It can be used within and outside the clinic or studio of the physical therapists and personal trainers improving function, recovery & performance of their sports and fitness clients.

Coupled with a digital health coach to transmit microcurrent protocols via wearable textile garments, this unique approach in the form of digital health protocols via an AI driven App runs a proprietary easy-to-use small electron stream device that docks with any of our smart textiles.

11. Business Model

Healables' initial product line, ElectroGear sports performance and athletic recovery products, intended to provide an early revenue stream.

At present, Healables utilizes a hybrid B2B device/SaaS business model focusing on B2B practitioners such as physical therapists, physios, personal trainers, athletic trainers, massage therapists and other body workers.
Healables expects to generate revenue in two different ways:



- Sales of product
- Licensing



Currently, the ElectroGear device is available for pre-sale. Check out www.electrogear.com to learn more.



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Dr. George Lowell, Retired U.S. Army Colonel, BioTech Investor, Board Member, BiondVax, Former Chief Scientific Officer for BioDefense at GSK Biologicals, Early Seed Investor in Healables
"We have taken on a vital mission, to achieve faster healing and pain relief for people suffering from chronic pain. It's a great feeling to know your product helps people. Join me today, and become a Healables investor, so that together, we can build a future without pain."
Invested this round & previously
TOTAL RAISED Pre-CrowdFunding:
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🔒 https://invest-in.healables.com 🔍 ⬆ ⭐

Currently, the ElectroGear device is available for pre-sale. Check out **www.electrogear.com** to

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The sports performance and wellness market has enormous potential on its own[12B], yet it is less than the size of the MedTech opportunity.

The total addressable market in the MedTech space is projected to grow to **$571 Billion by 2023** [13]

In the MedTech category, Healables' intended applications include treatments for:

- ⬤ Knee arthritis
- ⬤ Peripheral neuropathy
- ⬤ Inflammation
- ⬤ Pain management and pain relief
- ⬤ Fibromyalgia
- ⬤ Musculoskeletal injuries

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Dr. George Lowell, Retired U.S. Army Colonel, BioTech Investor, Board Member, BiondVax, Former Chief Scientific Officer for BioDefense at GSK Biologicals, Early Seed Investor in Healables
"We have taken on a vital mission, to achieve faster healing and pain relief for people suffering from chronic pain. It's a great feeling to know your product helps people. Join me today, and become a Healables investor, so that together, we can build a future without pain."
Invested this round & previously
TOTAL RAISED Pre-CrowdFunding:
$1.2 Million

https://invest-in.healables.com

Pain management and pain relief

OVERVIEW TEAM FAQ MARKET INVEST



Musculoskeletal injuries

Healables platform technology is incredibly versatile. It can be deployed across multiple verticals along a number of product lines.

Initially, we're addressing the wellness vertical through sports performance and we're already offering sales of ElectroGear in multiple countries.

In parallel, we're working on fast-tracking the medical product line through the regulatory and reimbursement routes in the US, UK, and EU and are particularly interested in the DiGA legislation in Germany and Europe that reimburses digital health products that consumers can take home.

In addition to sports and medical verticals, our core technology can also be integrated into the cosmetic, veterinary and automotive verticals in the future.

12. Achieved & Upcoming Milestones

Soft-Launch, User Testing, Sports Pilot, Beta Testing, Clinical Trial



- Clinical Trial: Current: Knee Osteoarthritis for safety & usability
- Raised $1.2 Million to date
- Established Healables Digital Health as the US entity and Global Headquarters for Domestic and International commercialization of technology developed in the Israeli Healables Ltd. R&D Innovation Labs. (June '22)







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Dr. George Lowell, Retired U.S. Army Colonel, BioTech Investor, Board Member, BiondVax, Former Chief Scientific Officer for BioDefense at GSK Biologicals, Early Seed Investor in Healables
"We have taken on a vital mission, to achieve faster healing and pain relief for people suffering from chronic pain. It's a great feeling to know your product helps people. Join me today, and become a Healables investor, so that together, we can build a future without pain."
Invested this round & previously
TOTAL RAISED Pre-CrowdFunding:
$1.2 Million

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Photo: Florida Governor Ron DeSantis meeting with Oded Rose, CEO, the Israel-American Chamber of Commerce, Laura DiBella, MPE, Florida Secretary of Commerce and President & CEO of Enterprise Florida, and Shlomi Kofman, VP & Head of International Collaborations Division, Israel Innovation Authority, after signing a joint declaration to promote greater cooperation, strategic partnerships and trade and investment between Israel and Florida, with a special emphasis on the healthcare industry. April 27, 2023, Jerusalem, Israel.
Photo credit: Israel Innovation Authority
Photo used with permission.

✅ Introduced the ElectroGear Product Line for Worldwide Sports & Wellness of our pre-order campaign at Consumer Electronics Show (CES) in Vegas, Jan '23

✅ Sports pilot: Wingate National Institute for Sports Excellence (Israel): Olympic Swimmers: Q4 '22

✅ Successful Beta testing with US-based Spectrum Ergonomics & Occupational Health Services (Pennsylvania): 92% pain relief, Q1 '23

✅ Approved by Professor Amital at Top 10 Worldwide Sheba Medical Center for clinical trials on fribromyalgia

✅ Presentation to the World Physiotherapy Conference in Dubai, June '23

✅ Signed MNDA with a large Korean car manufacturer, July '23

Updates

Updated information will be posted in this section

References

1 = Science Daily, 100 million Americans live with chronic pain, but treatment research is insufficient, Indiana University, Jan. 13, 2015, Science Daily, https://www.sciencedaily.com/releases/2015/01/150113121206.htm

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Dr. George Lowell, Retired U.S. Army Colonel, BioTech Investor, Board Member, BiondVax, Former Chief Scientific Officer for BioDefense at GSK Biologicals, Early Seed Investor in Healables
"We have taken on a vital mission, to achieve faster healing and pain relief for people suffering from chronic pain. It's a great feeling to know your product helps people. Join me today, and become a Healables investor, so that together, we can build a future without pain."
Invested this round & previously
TOTAL RAISED Pre-CrowdFunding:
$1.2 Million

1 = Science Daily, 100 million Americans live with chronic pain, but treatment research is insufficient, Indiana University, Jan. 13, 2015, Science Daily, https://www.sciencedaily.com/releases/2015/01/150113121206.htm

2 = Prescient & Strategic Intelligence, Chronic Pain Treatment Market Research Report https://www.psmarketresearch.com/market-analysis/chronic-pain-treatment-market

3 = World's Best Hospitals 2021, Newsweek, https://www.newsweek.com/best-hospitals-2021/israel

4 = Statista, Wellness 2020 market $4.4T, https://www.statista.com/topics/1336/wellness-and-spa/#topicOverview

5 = The Global Burden Of Chronic Pain, Tracy P. Jackson, M.D.; Victoria Sutton Stabile, B.A.; K.A. Kelly McQueen, M.D., M.P.H. ASA Newsletter June 2014, Vol. 78, 24—27. https://pubs.asahq.org/monitor/article-abstract/78/6/24/3059/The-Global-Burden-Of-Chronic-Pain?redirectedFrom=fulltext

5a = Chronic Pain Among Adults — United States, 2019–2021, S. Michaela Rikard, PhD1; Andrea E. Strahan, PhD1; Kristine M. Schmit, MD1; Gery P. Guy Jr., PhD1, April 14, 2023, CDC, https://www.cdc.gov/mmwr/volumes/72/wr/mm7215a1.htm#:~:text=Discussion,%25%20in%202016%20(5)

6 = 31 Chronic Pain Statistics: US & Global Prevalence, LAURA SMITH, Associate Editorial Manager, https://www.thegoodbody.com/chronic-pain-statistics/

6a = Prescribing Opioids for Pain — The New CDC Clinical Practice Guideline, Deborah Dowell, M.D., M.P.H., Kathleen R. Ragan, M.S.P.H., Christopher M. Jones, Pharm.D., Dr.P.H., Grant T. Baldwin, Ph.D., M.P.H., and Roger Chou, M.D., New England Journal of Medicine (NEJM), https://www.nejm.org/doi/full/10.1056/NEJMp2211040

6b = CDC Clinical Practice Guideline for Prescribing Opioids for Pain — United States, 2022, Deborah Dowell, M.D., M.P.H., Kathleen R. Ragan, M.S.P.H., Christopher M. Jones, Pharm.D., Dr.P.H., Grant T. Baldwin, Ph.D., M.P.H., and Roger Chou, M.D., National Institutes of Health (NIH), National Library of Medicine, National Center for Biotechnology Information, https://www.ncbi.nlm.nih.gov/pmc/articles/PMC9639433/

6c = NOPAIN Act, Voices For Non Opioid Choices, https://nonopioidchoices.org/nopain-act/

6d = New Persistent Opioid Use After Minor and Major Surgical Procedures in US Adults, National Institutes of Health (NIH), National Library of Medicine, National Center for Biotechnology Information, https://pubmed.ncbi.nlm.nih.gov/28403427/

6e = Overdose Deaths Accelerating During COVID-19, Center for Disease Control and Prevention, https://www.cdc.gov/media/releases/2020/p1218-overdose-deaths-covid-19.html

7 = Healables compendium, Dr. Shiller, Dr. Ehrenberg, Dr. Lowell, Healables internal data

7b = The Six Reasons The Fitness Industry Is Booming, Forbes, https://www.forbes.com/sites/benmidgley/2018/09/26/the-six-reasons-the-fitness-industry-is-booming/?sh=7625abaa506d

8 = Pain Management Devices Market, Grand View Research, https://www.grandviewresearch.com/industry-analysis/pain-management-devices-market

8a – Pain Management Devices Market Size, Share & Trends Analysis Report By Product (RFA, Neurostimulation), By Application (Neuropathic Pain, Cancer), By Region (APAC, North America), And Segment Forecasts, 2022 – 2030, https://www.grandviewresearch.com/press-release/global-connected-health-wellness-devices-market

9 = Statista, Wellness and Spa, https://www.statista.com/topics/1336/wellness-and-spa/#topicOverview

10= S.586 – NOPAIN Act, Sponsor: Sen. Capito, Shelley Moore (R-WV) (Introduced 03/04/2021), https://www.congress.gov/bill/117th-congress/senate-bill/586/text

11 = H.R.3259 – NOPAIN Act, Sponsor: Rep. Sewell, Terri A. (D-AL-7) (Introduced 05/14/2021), https://www.congress.gov/bill/117th-congress/house-bill/3259/text?format=txt

12 = IN CASE YOU MISSED IT:CAPITO'S NO PAIN ACT TO ADDRESS OPIOID CRISIS SIGNED INTO LAW, U.S. Senator Shelley Moore Capito (R-W.Va.), https://www.capito.senate.gov/news/press-releases/in-case-you-missed-itcapitos-no-pain-act-to-address-opioid-crisis-signed-into-law

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Dr. George Lowell, Retired U.S. Army Colonel, BioTech Investor, Board Member, BiondVax, Former Chief Scientific Officer for BioDefense at GSK Biologicals, Early Seed Investor in Healables
"We have taken on a vital mission, to achieve faster healing and pain relief for people suffering from chronic pain. It's a great feeling to know your product helps people. Join me today, and become a Healables investor, so that together, we can build a future without pain."
Invested this round & previously
TOTAL RAISED Pre-CrowdFunding:
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11 = H.R.3259 – NOPAIN Act, Sponsor: Rep. Sewell, Terri A. [D-AL-7] (Introduced 05/14/2021), https://www.congress.gov/bill/117th-

... R-W.Va.), https://www.capito.senate.gov/news/press-releases/in-case-you-missed-itcapitos-no-pain-act-to-address-opioid-crisis-signed-into-law

12b = Sports Medicine Market Size to Reach USD 10270 Million by 2027 at a CAGR of 7.5% | Valuates Reports PR Newswire, https://www.prnewswire.com/news-releases/sports-medicine-market-size-to-reach-usd-10270-million-by-2027-at-a-cagr-of-7-5–valuates-reports-301388619.html

13 = Statista, Medical Technology, https://www.statista.com/outlook/hmo/medical-technology/worldwide#

14 = Health and Economic Costs of Chronic Diseases, National Center for Chronic Disease Prevention and Health Promotion (NCCDPHP), CDC, March 23, 2023, https://www.cdc.gov/chronicdisease/about/costs/index.htm

15 = Pain Management Devices Market Size, Share & Trends Analysis Report By Product (RFA, Neurostimulation), By Application (Neuropathic Pain, Cancer), By Region (APAC, North America), And Segment Forecasts, 2022 – 2030, https://www.grandviewresearch.com/press-release/global-connected-health-wellness-devices-market

16 = Physiotherapy Equipment Market Size, Share & Trends Analysis Report By Application (Neurology, Musculoskeletal, Pediatrics), By Type, By Demographics, By End Use, By Region, And Segment Forecasts, 2023 – 2030, Grand View Research, Report ID: 978-1-68038-476-5, https://www.grandviewresearch.com/industry-analysis/physiotherapy-equipment-market

17 = Emergence Research: "The global pain relief market size was USD $79.68B in 2021 and is expected to register a revenue CAGR of 4.5% during the forecast period" so that in 2023 the projected market size is USD $87B. https://www.emergenresearch.com/industry-report/pain-relief-market#:~:text=The%20global%20pain%20relief%20market,4.5%25%20during%20the%20forecast%20period

18 = Personal Fitness Trainer Market Outlook (2022 to 2032), Future Market Insights, https://www.futuremarketinsights.com/reports/personal-fitness-trainer-market

19 = Medical Devices Market Size, Fortune Business Insights, https://www.fortunebusinessinsights.com/industry-reports/medical-devices-market-100085

20 = Pain Medicine, South Rampart Pharma, 2022, "Significant Unmet Need & Market Opportunity" https://southrampartpharma.com/pain-medicine/

21 = Pain Management Therapeutics Market (By Drug Class: NSAIDs, Opioids, Anesthetics, Antidepressants, Anticonvulsants, and Others; By Indication: Arthritic Pain, Neuropathic Pain, Chronic Back Pain, Post-Operative Pain, Cancer Pain, and Others; By Distribution Channel: Online Pharmacy, Retail Pharmacy, and Hospital Pharmacy) – Global Industry Analysis, Market Size, Share, Growth, Trends, Regional Outlook and Forecasts, 2022 – 2030, Precedence Research: The global pain management therapeutics market was valued at USD 72.41 billion in 2021 and is predicted to hit over USD 105.77 billion by 2030, expanding growth at a CAGR of 4.3% during the forecast period 2022 to 2030. https://www.precedenceresearch.com/pain-management-therapeutics-market

22 = Citation that the CE mark is globally considered the gold standard: https://insights.titansolutions.ie/en/top-benefits-of-ce-certification-for-manufacturers#:~:text=A%20product's%20CE%20marking%20is,and%20safety%20norms%20and%20laws.

23 = The diabetic neuropathy market was valued at $3.9B in 2022, and is projected to be $6.6B in 2030. https://www.databridgemarketresearch.com/reports/global-diabetic-neuropathy-market

24 = The global market for Osteoarthritis Therapeutics estimated at US$7.9 Billion in the year 2022, is projected to reach a revised size of US$15.8 Billion by 2030, growing at a CAGR of 9.1% over the period 2022-2030. Knee, one of the segments analyzed in the report, is projected to record 10.1% CAGR and reach US$7.1 Billion by the end of the analysis period. https://finance.yahoo.com/news/global-osteoarthritis-therapeutics-market-reach-230800142.html#:~:text=In

25 = Fibromyalgia Treatment Market Research | 2023-2030, June 13, 2023, MarketWatch, https://www.marketwatch.com/press-release/fibromyalgia-treatment-market-research-2023-2030-2023-06-13#:~:text=Fibromyalgia

26 = Global Chronic Lower Back Pain Treatment Market Report 2023: Increasing Government Initiatives, An Aging Population, and Growing Awareness About Pain Management Drive 4.9% Annual Growth, April 25, 2023, Source: Research and Markets, https://www.globenewswire.com/news-release/2023/04/25/2653775/28124/en/Globalof-referencing-Chronic-Lower-Back-Pain-Treatment-Market-Report-2023-Increasing-Government-Initiatives-An-Aging-Population-and-Growing-Awareness-About-Pain-Management-Drive-4-9-Annual-Growt.html

Growing Awareness About Pain Management Drive 4.9% Annual Growth. April 25. 2023. Source: Research and Markets.

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Management-Drive-4-9-Annual-Growt.html

FAQ

Why invest in startups?   —

Crowdfunding is designed to allow investors to support startups and early-growth companies that they are passionate about. This is different from helping a company raise money on Kickstarter. With Regulation CF Offerings, you aren't buying products or merch. You are buying a piece of a company and helping it grow.

What types of securities can I buy on Healables?   +

How much can I invest?   +

How do I calculate my net worth?   +

What are the tax implications of an equity crowdfunding investment?   +

Who can invest in a Regulation CF Offering?   +

What do I need to know about early-stage investing? Are these investments risky?   +

When will I get my investment back?   +

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Dr. George Lowell, Retired U.S. Army Colonel, BioTech Investor, Board Member, BiondVax, Former Chief Scientific Officer for BioDefense at GSK Biologicals, Early Seed Investor in Healables
"We have taken on a vital mission, to achieve faster healing and pain relief for people suffering from chronic pain. It's a great feeling to know your product helps people. Join me today, and become a Healables investor, so that together, we can build a future without pain."
Invested this round & previously
TOTAL RAISED Pre-CrowdFunding:
$1.2 Million

OVERVIEW   TEAM   FAQ   MARKET   INVEST

FAQ

Why invest in startups?	+

What types of securities can I buy on Healables? —

The majority of offerings are common stock, though some companies may raise capital through convertible note, debt, and revenue share.

How much can I invest?	+

How do I calculate my net worth?	+

What are the tax implications of an equity crowdfunding investment?	+

Who can invest in a Regulation CF Offering?	+

What do I need to know about early-stage investing? Are these investments risky?	+

When will I get my investment back?	+

Can I sell my shares?	+

What information does Healables collect from issuers related to their offering?	+

What happens if a company does not reach their funding goal?	+

How can I learn more about a company's offering?	+

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LEAD INVESTOR ⌄

Dr. George Lowell, Retired U.S. Army Colonel, BioTech Investor, Board Member, BiondVax, Former Chief Scientific Officer for BioDefense at GSK Biologicals, Early Seed Investor in Healables
"We have taken on a vital mission, to achieve faster healing and pain relief for people suffering from chronic pain. It's a great feeling to know your product helps people. Join me today, and become a Healables investor, so that together, we can build a future without pain."
Invested this round & previously
TOTAL RAISED Pre-CrowdFunding:
$1.2 Million

FAQ

Why invest in startups?   +

What types of securities can I buy on Healables?   +

How much can I invest?   —

Investors other than accredited investors are limited in the amounts they are allowed to invest in all Regulation Crowdfunding offerings (on this site and elsewhere) over the course of a 12-month period: If either of an investor's annual income or net worth is less than $124,000, then the investor's investment limit $2,500, or 5 percent of the greater of the investor's annual income or net worth, whichever is greater. If both an investor's annual income and net worth are $124,000 or higher, then the investor's limit is 10 percent of the greater of their annual income or net worth, or $124,000 whichever is greater. Accredited investors are not limited in the amount they can invest.

How do I calculate my net worth?   +

What are the tax implications of an equity crowdfunding investment?   +

Who can invest in a Regulation CF Offering?   +

What do I need to know about early-stage investing? Are these investments risky?   +

When will I get my investment back?   +

Can I sell my shares?   +

What information does Healables collect from issuers related to their offering?   +

🏆 FIRST GOAL: $25,000 LEFT

$0

Raised from 0 investors

INVEST

Min $250

♡ WATCH FOR UPDATES

INVESMENT TERMS   ›

LEAD INVESTOR   ⌄

Dr. George Lowell, Retired U.S. Army Colonel, BioTech Investor, Board Member, BiondVax, Former Chief Scientific Officer for BioDefense at GSK Biologicals, Early Seed Investor in Healables
"We have taken on a vital mission, to achieve faster healing and pain relief for people suffering from chronic pain. It's a great feeling to know your product helps people. Join me today, and become a Healables investor, so that together, we can build a future without pain."
Invested this round & previously
TOTAL RAISED Pre-CrowdFunding:
$1.2 Million

OVERVIEW   TEAM   FAQ   MARKET   INVEST

FAQ

Why invest in startups?   +

What types of securities can I buy on Healables?   +

How much can I invest?   +

How do I calculate my net worth?   —

Calculating net worth involves adding up all your assets and subtracting all your liabilities. The resulting sum is your net worth.

What are the tax implications of an equity crowdfunding investment?   +

Who can invest in a Regulation CF Offering?   +

What do I need to know about early-stage investing? Are these investments risky? +

When will I get my investment back?   +

Can I sell my shares?   +

What information does Healables collect from issuers related to their offering? +

What happens if a company does not reach their funding goal?   +

How can I learn more about a company's offering?   +

🏆 FIRST GOAL: $25,000 LEFT

$0

Raised from 0 investors

INVEST

Min $250

♡ WATCH FOR UPDATES

INVESMENT TERMS   ›

LEAD INVESTOR   ⌄

Dr. George Lowell, Retired U.S. Army Colonel, BioTech Investor, Board Member, BiondVax, Former Chief Scientific Officer for BioDefense at GSK Biologicals, Early Seed Investor in Healables
"We have taken on a vital mission, to achieve faster healing and pain relief for people suffering from chronic pain. It's a great feeling to know your product helps people. Join me today, and become a Healables investor, so that together, we can build a future without pain."
Invested this round & previously
TOTAL RAISED Pre-CrowdFunding:
$1.2 Million

OVERVIEW   TEAM   FAQ   MARKET   INVEST

FAQ

Why invest in startups?   +

What types of securities can I buy on Healables?   +

How much can I invest?   +

How do I calculate my net worth?   +

What are the tax implications of an equity crowdfunding investment?   −

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

Who can invest in a Regulation CF Offering?   +

What do I need to know about early-stage investing? Are these investments risky?   +

When will I get my investment back?   +

Can I sell my shares?   +

What information does Healables collect from issuers related to their offering?   +

What happens if a company does not reach their funding goal?   +

How can I learn more about a company's offering?   +

🏆 FIRST GOAL: $25,000 LEFT

$0

Raised from 0 investors

INVEST

Min $250

♡ WATCH FOR UPDATES

INVESMENT TERMS   ❯

LEAD INVESTOR   ⌄

Dr. George Lowell, Retired U.S. Army Colonel, BioTech Investor, Board Member, BiondVax, Former Chief Scientific Officer for BioDefense at GSK Biologicals, Early Seed Investor in Healables
"We have taken on a vital mission, to achieve faster healing and pain relief for people suffering from chronic pain. It's a great feeling to know your product helps people. Join me today, and become a Healables investor, so that together, we can build a future without pain."
Invested this round & previously
TOTAL RAISED Pre-CrowdFunding:
$1.2 Million

OVERVIEW   TEAM   FAQ   MARKET   INVEST

FAQ

| Why invest in startups? | + |

| What types of securities can I buy on Healables? | + |

| How much can I invest? | + |

| How do I calculate my net worth? | + |

| What are the tax implications of an equity crowdfunding investment? | + |

| Who can invest in a Regulation CF Offering? | − |

Individuals over 18 years of age can invest. Currently however, Canadian citizens are not able to invest in Regulation CF offerings.

| What do I need to know about early-stage investing? Are these investments risky? | + |

| When will I get my investment back? | + |

| Can I sell my shares? | + |

| What information does Healables collect from issuers related to their offering? | + |

| What happens if a company does not reach their funding goal? | + |

| How can I learn more about a company's offering? | + |

🏆 FIRST GOAL: $25,000 LEFT

$0

Raised from 0 investors

INVEST

Min $250

♡ WATCH FOR UPDATES

INVESMENT TERMS ›

LEAD INVESTOR ⌄

Dr. George Lowell, Retired U.S. Army Colonel, BioTech Investor, Board Member, BiondVax, Former Chief Scientific Officer for BioDefense at GSK Biologicals, Early Seed Investor in Healables
"We have taken on a vital mission, to achieve faster healing and pain relief for people suffering from chronic pain. It's a great feeling to know your product helps people. Join me today, and become a Healables investor, so that together, we can build a future without pain."
Invested this round & previously
TOTAL RAISED Pre-CrowdFunding:
$1.2 Million

OVERVIEW   TEAM   FAQ   MARKET   INVEST

FAQ

Why invest in startups?

What types of securities can I buy on Healables?

How much can I invest?

How do I calculate my net worth?

What are the tax implications of an equity crowdfunding investment?

Who can invest in a Regulation CF Offering?

What do I need to know about early-stage investing? Are these investments risky?

Ref CF Offerings are high risk opportunities and may not retain their value. Investing in startups and small businesses is inherently risky and standard company risk factors such as execution and strategy risk are often magnified at the early stages of a company. In the event that a company goes out of business, your ownership interest could lose all value. Furthermore, private investments in startup companies are illiquid instruments that typically take up to five and seven years (if ever) before an exit via acquisition, IPO, etc.

When will I get my investment back?

Can I sell my shares?

What information does Healables collect from issuers related to their offering?

🏆 FIRST GOAL: $25,000 LEFT

$0

Raised from 0 investors

INVEST

Min $250

♡ WATCH FOR UPDATES

INVESMENT TERMS

LEAD INVESTOR

Dr. George Lowell, Retired U.S. Army Colonel, BioTech Investor, Board Member, BiondVax, Former Chief Scientific Officer for BioDefense at GSK Biologicals, Early Seed Investor in Healables
"We have taken on a vital mission, to achieve faster healing and pain relief for people suffering from chronic pain. It's a great feeling to know your product helps people. Join me today, and become a Healables investor, so that together, we can build a future without pain."
Invested this round & previously
TOTAL RAISED Pre-CrowdFunding:
$1.2 Million

OVERVIEW   TEAM   FAQ   MARKET   INVEST

What are the tax implications of an equity crowdfunding investment?   +

Who can invest in a Regulation CF Offering?   +

What do I need to know about early-stage investing? Are these investments risky?   +

When will I get my investment back?   —

Companies conducting a Reg CF are privately held companies, and their shares are not traded on a public stock exchange. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically receive a return on your investment under the following two scenarios: The company gets acquired by another company. The company goes public (makes an initial public offering on the NASDAQ, NYSE, or another exchange). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on the exchange. It can take 5-7 years (or longer) to see a distribution or trading, as it takes years to build companies. In many cases, there will not be any return as a result of business failure. Dalmore Group, LLC does not make investment recommendations, and no communication, through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Investments in private placements and start-up investments in particular are speculative and involve a high degree of risk, and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments tend to be in earlier stages of development, and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors on Regulation CF offerings will receive securities that are subject to holding period requirements. The most sensible investment strategy for start-up investing may include a balanced portfolio of different start-ups. Start-ups should only be part of your overall investment portfolio. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

Can I sell my shares?   +

What information does Healables collect from issuers related to their offering?   +

🏆 FIRST GOAL: $25,000 LEFT

$0

Raised from 0 investors

INVEST

Min $250

♡ WATCH FOR UPDATES

INVESMENT TERMS   ›

LEAD INVESTOR   ⌄

Dr. George Lowell, Retired U.S. Army Colonel, BioTech Investor, Board Member, BiondVax, Former Chief Scientific Officer for BioDefense at GSK Biologicals, Early Seed Investor in Healables
"We have taken on a vital mission, to achieve faster healing and pain relief for people suffering from chronic pain. It's a great feeling to know your product helps people. Join me today, and become a Healables investor, so that together, we can build a future without pain."
Invested this round & previously
TOTAL RAISED Pre-CrowdFunding:
$1.2 Million

OVERVIEW TEAM FAQ **MARKET** INVEST

What are the tax implications of an equity crowdfunding investment? +

Who can invest in a Regulation CF Offering? +

What do I need to know about early-stage investing? Are these investments risky? +

When will I get my investment back? +

Can I sell my shares? —

Shares sold via Regulation Crowdfunding offerings have a one-year lock up period before those shares can be sold freely. Exceptions to limitations on selling shares during the one-year lock up are transfers:

- -to the company that issued the securities;

- -to an accredited investor;

- -to a family member (defined as a child, stepchild, grandchild, parent, -stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships.);

- -in connection with your death or divorce or other similar circumstance;

What information does Healables collect from issuers related to their offering? +

What happens if a company does not reach their funding goal? +

How can I learn more about a company's offering? +

What if I change my mind about investing? +

🏆 FIRST GOAL: $25,000 LEFT

$0

Raised from 0 investors

INVEST

Min $250

♡ WATCH FOR UPDATES

INVESMENT TERMS ›

LEAD INVESTOR ⌄

Dr. George Lowell, Retired U.S. Army Colonel, BioTech Investor, Board Member, BiondVax, Former Chief Scientific Officer for BioDefense at GSK Biologicals, Early Seed Investor in Healables
"We have taken on a vital mission, to achieve faster healing and pain relief for people suffering from chronic pain. It's a great feeling to know your product helps people. Join me today, and become a Healables investor, so that together, we can build a future without pain."
Invested this round & previously
TOTAL RAISED Pre-CrowdFunding:
$1.2 Million

https://invest-in.healables.com

OVERVIEW TEAM FAQ MARKET INVEST

What information does Healables collect from issuers related to their offering?

The organization of the company Dalmore Group, LLC requires information that shows the issuer company has taken steps necessary to organize as a corporation or LLC in its state of organization, is in good standing, and that the securities being issued will be duly authorized and validly issued. The corporate structure and ownership Dalmore Group, LLC works with the issuer company to disclose its organizational structure, affiliated entities, and current capitalization. The people behind the company Dalmore Group, LLC helps the issuer company disclose who is behind the operations and strategy of the company, along with their previous related experience, and Bad Actor Reports to provide evidence that the company is not disqualified from proceeding with its offering. Information provided to investors Dalmore Group, LLC checks that the issuer company is providing clear disclosure of its financial situation, business origins, and operations, and legal authority to engage in its business activities. Investor information and terms of the offering Dalmore Group, LLC reviews for consistency each instance where the issuer company describes the offering terms, and identifies to investors how the issuer company reached its current valuation and will track and keep in touch with its security holders. Review of transaction documents Dalmore Group, LLC performs an independent review of transaction documents to check for red flags & conformance with stated terms. Business due diligence Dalmore Group, LLC conducts research and due diligence on each company before it is able to accept investments on the platform. Dalmore Group, LLC will typically conduct over 30-40 hours of due diligence per opportunity, which requires the satisfactory completion of a detailed set of individual questions and data requests. Particular focus is paid to the following issues throughout the due diligence process: Problem or inefficiency being addressed Product / service overview, stage of development and anticipated milestones Demonstrated traction (e.g. revenue, pre-sales, purchase orders, signed contracts, media coverage, awards, etc.) Data to support claims made in marketing materials (e.g. user / customer metrics, signed contracts and agreements, product demonstrations, etc.) Growth strategy Employees and advisors (including ownership structure) Addressable market (e.g. size, growth, penetration, etc.) Competitive landscape and industry dynamics Exit opportunities Intellectual property Historical financials Financial projections (including error-checking, evaluation of key assumptions and reconciliation to stated growth plan) Reference checks (e.g. previous investors, advisors, etc.) Investment overview (including determination of key terms, uses of funds, and current and previous investors) The findings of the foregoing review are presented to Dalmore Group, LLC, which may approve, reject, or require additional information for the offering. Upon approval and following the onboarding process, an offering can begin accepting investments online. General considerations Notwithstanding the foregoing, these investments are illiquid, risky and speculative and you may lose your entire investment. The foregoing summarizes our standard process. However, each diligence review is tailored to the nature of the company, so the aforementioned process is not the same for every issuer

FIRST GOAL: $25,000 LEFT

$0

Raised from 0 investors

INVEST

Min $250

WATCH FOR UPDATES

INVESMENT TERMS

LEAD INVESTOR

Dr. George Lowell, Retired U.S. Army Colonel, BioTech Investor, Board Member, BiondVax, Former Chief Scientific Officer for BioDefense at GSK Biologicals, Early Seed Investor in Healables

"We have taken on a vital mission, to achieve faster healing and pain relief for people suffering from chronic pain. It's a great feeling to know your product helps people. Join me today, and become a Healables investor, so that together, we can build a future without pain."

Invested this round & previously

TOTAL RAISED Pre-CrowdFunding:

$1.2 Million

OVERVIEW   TEAM   FAQ   MARKET   INVEST

accepting investments online. General considerations Notwithstanding the foregoing, these investments are illiquid, risky and speculative and you may lose your entire investment. The foregoing summarizes our standard process. However, each diligence review is tailored to the nature of the company, so the aforementioned process is not the same for every issuer. Completing the vetting process does NOT guarantee that the company has no outstanding issues or that problems will not arise in the future. While the foregoing process is designed to identify material issues, there is no guarantee that there will not be errors, omissions, or oversights in the due diligence process or in the work of third-party vendors utilized by Dalmore Group, LLC. Each investor must conduct their own independent review of documentation and perform their own independent due diligence and should ask for any further information required to make an investment decision.

What happens if a company does not reach their funding goal?	+
How can I learn more about a company's offering?	+
What if I change my mind about investing?	+
How do I contact someone at Healables?	+

COMMENTS

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— August 17, 2023 at 7:01 pm

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Min $250

♡ WATCH FOR UPDATES

INVESMENT TERMS ›

LEAD INVESTOR ⌄

Dr. George Lowell, Retired U.S. Army Colonel, BioTech Investor, Board Member, BiondVax, Former Chief Scientific Officer for BioDefense at GSK Biologicals, Early Seed Investor in Healables
"We have taken on a vital mission, to achieve faster healing and pain relief for people suffering from chronic pain. It's a great feeling to know your product helps people. Join me today, and become a Healables investor, so that together, we can build a future without pain."
Invested this round & previously
TOTAL RAISED Pre-CrowdFunding:
$1.2 Million

OVERVIEW   TEAM   FAQ   MARKET   INVEST

What information does Healables collect from issuers related to their offering?   **+**

What happens if a company does not reach their funding goal?   **—**

If a company does not reach their minimum funding goal, all funds will be returned to the investors after the closing of their offering.

How can I learn more about a company's offering?   **+**

What if I change my mind about investing?   **+**

How do I contact someone at Healables?   **+**

COMMENTS

One thought on "Invest"



admin   REPLY

— August 17, 2023 at 7:01 pm

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LEAD INVESTOR   ˅

Dr. George Lowell, Retired U.S. Army Colonel, BioTech Investor, Board Member, BiondVax, Former Chief Scientific Officer for BioDefense at GSK Biologicals, Early Seed Investor in Healables

"We have taken on a vital mission, to achieve faster healing and pain relief for people suffering from chronic pain. It's a great feeling to know your product helps people. Join me today, and become a Healables investor, so that together, we can build a future without pain."

Invested this round & previously

TOTAL RAISED Pre-CrowdFunding:
$1.2 Million

OVERVIEW   TEAM   FAQ   MARKET   INVEST

Can I sell my shares?   +

What information does Healables collect from issuers related to their offering?   +

What happens if a company does not reach their funding goal?   +

How can I learn more about a company's offering?   —

All available financial information can be found on the offering pages for the company's Regulation Crowdfunding offering.

What if I change my mind about investing?   +

How do I contact someone at Healables?   +

COMMENTS

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admin   REPLY
— August 17, 2023 at 7:01 pm

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LEAD INVESTOR   ⌄

Dr. George Lowell, Retired U.S. Army Colonel, BioTech Investor, Board Member, BiondVax, Former Chief Scientific Officer for BioDefense at GSK Biologicals, Early Seed Investor in Healables
"We have taken on a vital mission, to achieve faster healing and pain relief for people suffering from chronic pain. It's a great feeling to know your product helps people. Join me today, and become a Healables investor, so that together, we can build a future without pain."
Invested this round & previously
TOTAL RAISED Pre-CrowdFunding:
$1.2 Million

OVERVIEW   TEAM   FAQ   MARKET   INVEST

What information does Healables collect from issuers related to their offering?   ＋

What happens if a company does not reach their funding goal?   ＋

How can I learn more about a company's offering?   ＋

What if I change my mind about investing?   −

You may cancel your investment at any time, for any reason until 48 hours prior to a closing occurring. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email: cfsupport@healables.com

How do I contact someone at Healables?   ＋

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— August 17, 2023 at 7:01 pm

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LEAD INVESTOR   ⌄

Dr. George Lowell, Retired U.S. Army Colonel, BioTech Investor, Board Member, BiondVax, Former Chief Scientific Officer for BioDefense at GSK Biologicals, Early Seed Investor in Healables
"We have taken on a vital mission, to achieve faster healing and pain relief for people suffering from chronic pain. It's a great feeling to know your product helps people. Join me today, and become a Healables investor, so that together, we can build a future without pain."
Invested this round & previously
TOTAL RAISED Pre-CrowdFunding:
$1.2 Million

OVERVIEW   TEAM   FAQ   MARKET   INVEST

What information does Healables collect from issuers related to their offering?   +

What happens if a company does not reach their funding goal?   +

How can I learn more about a company's offering?   +

What if I change my mind about investing?   +

How do I contact someone at Healables?   —

If you have questions that have not been answered in the FAQ, please email our Investor Support Team at: cfsupport@healables.com

COMMENTS

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— August 17, 2023 at 7:01 pm

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LEAD INVESTOR   ⌄

Dr. George Lowell, Retired U.S. Army Colonel, BioTech Investor, Board Member, BiondVax, Former Chief Scientific Officer for BioDefense at GSK Biologicals, Early Seed Investor in Healables
"We have taken on a vital mission, to achieve faster healing and pain relief for people suffering from chronic pain. It's a great feeling to know your product helps people. Join me today, and become a Healables investor, so that together, we can build a future without pain."
Invested this round & previously
TOTAL RAISED Pre-CrowdFunding:
$1.2 Million

OVERVIEW   TEAM   FAQ   MARKET   INVEST

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🏆 FIRST GOAL: $25,000 LEFT

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LEAD INVESTOR   ⌄

Dr. George Lowell, Retired U.S. Army Colonel, BioTech Investor, Board Member, BiondVax, Former Chief Scientific Officer for BioDefense at GSK Biologicals, Early Seed Investor in Healables
"We have taken on a vital mission, to achieve faster healing and pain relief for people suffering from chronic pain. It's a great feeling to know your product helps people. Join me today, and become a Healables investor, so that together, we can build a future without pain."
Invested this round & previously
TOTAL RAISED Pre-CrowdFunding: $1.2 Million

OVERVIEW TEAM FAQ MARKET INVEST

LEAD INVESTOR ⌄

Dr. George Lowell, Retired U.S. Army Colonel, BioTech Investor, Board Member, BiondVax, Former Chief Scientific Officer for BioDefense at GSK Biologicals, Early Seed Investor in Healables
"We have taken on a vital mission, to achieve faster healing and pain relief for people suffering from chronic pain. It's a great feeling to know your product helps people. Join me today, and become a Healables investor, so that together, we can build a future without pain."
Invested this round & previously
TOTAL RAISED Pre-CrowdFunding:
$1.2 Million

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Our mission is to relieve pain, accelerate healing, and reduce inflammation without medication.

Healables is an Israeli digital health start-up that develops wearable, therapeutic smart textiles.

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Office Address:
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Mailing Address:
PMB 1029 1000 Brickell Ave.,
Ste 715
Miami, FL 33131

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OVERVIEW TEAM FAQ MARKET INVEST





Healables
WEARABLES THAT HEAL

Our mission is to relieve pain, accelerate healing, and reduce inflammation without medication.

Healables is an Israeli digital health start-up that develops wearable, therapeutic smart textiles.

Company

- Home
- Latest events
- About Us
- Media
- Learn More / Invest
- Contact us
- Privacy Policy
- Terms and Conditions

Contact

(786)724-0770

https://healables.com

Healables Digital Health, Inc.
Office Address:
1001 Brickell Bay Drive
Suite 2700
Miami, FL, 33131

Mailing Address:
PMB 1029 1000 Brickell Ave.,
Ste 715
Miami, FL 33131

Enter E-Mail Address





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Healables Video Transcript without Timestamps

Transcript

pain shouldn't be chronic and people shouldn't have to live with it
[Music]
[Laughter]
healables is driving a revolution in digital Health with a new class of wearable Therapeutics

we have taken on a vital mission to achieve faster healing and safer pain relief for people suffering and chronic pain

pain is the body's way of telling us that our cells need repair and repair requires energy inside the power plant of the cell known as the mitochondria electrons move down the electron transport chain to form the main energy molecule ATP

when our mitochondria are sick our cells don't get the energy they need for repair

healables provides a microcurrent stream of electrons and gentle vibration to kick-start our mitochondria and increase ATP this is how microcurrent repair cells and relieves pain

more than 175 published studies show beneficial effects of microcurrent technology
throughout my medical career I've treated over 20 000 patients with various kinds of pain and diseases of the brain nerves bones joints and muscles
the speed with which microcurrent reduces inflammation of joints Bursa and tendons is remarkable
I've seen chronic intractable joint pain and Bone bruising resolve with very few treatments

Jan suffered from severe chronic arthritis
she came to me in a wheelchair and used two canes just to make limited movements
she was really suffering couldn't do her job
she had had two fusions of a right ankle over the past two years and was still in severe pain

Janet seen top Foot and Ankle Specialist orthopedic surgeons who had no solutions for her

One treatment with a healables device and her pain was 50 percent better

After the second treatment she walked up the hill to my office without assisted devices or pain

So why isn't everyone using microcurrent

Well because until now it's just been too hard
Other machines are just too complicated too time consuming and too old-fashioned and they use gooey electrodes entangled wires

Ron was a high performance athlete and Special Forces soldier in his 20s
he was put on desk Duty because of severe pain in his knees
he had Bone bruises on MRI scans
his orthopedic surgeons didn't have anything to offer him except for a non-steroidal anti-inflammatories and Percocet which contains the opioid oxycodone
he was depending on these pain medications for every day
Ron had an initial good response to treatment with the healables device
so he took a loaner device home and after several weeks he was pain-free without any need for pain medications

that's why healables invented the wearable therapeutic
our patented electron stream device is simple quick and smart
the healables wearable is designed to be worn on our smart textiles

you can wear it at a clinic or bring it home for remote treatment and monitoring and because it's a smart device artificial intelligence will personalize treatment just for you

88 percent of people in our user testing program reported significant pain relief and physical therapists love that our product is easy to use
we are encouraged and excited by these responses
now it's time for us to scale and disrupt the annual 79 billion dollar Global pain Market

Here's what you can do
We've launched the healables investment campaign so that you can join us on our mission to end chronic pain

it's a great feeling to know your product helps people

the opportunity to invest starts now and starts here

Join me today and become a healables investor so that together we can build a future without pain

Click invest and let the journey begin
[Music]

Healables Video Images

- First Text Graphic sequence (starting at about 10 seconds in) reads:
  770 MILLION PEOPLE LIVE WITH CHRONIC PAIN
  World Health Organization

- Second Text Graphic sequence (starting at 16 seconds in) reads:
  CID CARVER
  Chief Marketing Officer
  Four $1M Product crowdfunding campaigns
  Ironman athlete

- Third Text Graphic sequence (starting at 20 seconds in) reads:
  DR. GEORGE LOWELL, MD
  Founder & Chief Science Officer, Healables
  Retired Colonel in the US Army
  20 years at Walter Reed Army Institute of Research
  Successful biotech entrepreneur with an exit

- Fourth Text Graphic sequence (starting at 28 seconds in) reads:
  PAIN
  THE BODYS
  TELLING US
  THAT OUR CELLS
  NEED
  REPAIR
  ENERGY
  MITOCHONDRIA
  ELECTRONS
  MOVE DOWN
  ELECTRON TRANSPORT CHAIN
  ATP
  MITOCHONDRIA
  SICK
  OUR CELL DON'T GET
  THE ENERGY THEY NEED
  FOR REPAIR.
  Healables
  WEARABLES THAT HEAL
  MICROCURRENT
  GENTLE VIBRATION
  KICKSTART
  INCREASE ATP.

THIS
REPAIR CELLS
RELIEVES PAIN

- Fifth Text Graphic sequence (starting at 1:13) reads:
DR. DAVID SHILLER, MD
Chief Medical Officer, Healables
Harvard trained pain management specialist
Treated over 20,000 patients
[Diploma]: Harvard Medical School
Andrew D. Shiller, MD
PHYSICAL MEDICINE AND REHABILIATION

- Sixth Text Graphic Sequence (starting at 1:20) reads:
BRAIN
NERVES
BONES
JOINTS
MUSCLES
SPEED
REMARKABLE
CHRONIC
VERY FEW
TREATMENTS

- Seventh Text Graphic Sequence (starting at 2:04) reads:
WHY ISN'T EVERYONE
USING MICROCURRENT?
[X] COMPLICATED
[X] TIME CONSUMING
[X] OLD-FASHIONED
[X] GOOEY ELECTRODES
[X] TANGLED WIRES

- Eighth Text Graphic Sequence (starting at 2:36) reads:
OPIOID OXYCODONE

- Ninth Text Graphic Sequence (starting it 2:56) reads:
SIMPLE
QUICK
SMART
WEAR IT AT CLINIC
WEAR IT AT HOME
SMART DEVICE

PERSONALIZE
TREATMENT

- Tenth Text Graphic Sequence (starting at 3:13) reads:
  SIGNIFICANT
  HEALING
  88%
  of over 150 participants in
  user testing program reported
  significant pain relief.

- Eleventh Text Graphic Sequence (starting at 3:26) reads:
  SCALE
  DISRUPT
  $79 BILLION
  GLOBAL PAIN MARKET
  Here's what YOU can do:
  HEALABLES
  INVESTMENT
  CAMPAIGN

- Twelfth Text Graphic Sequence (starting at 3:38) reads:
  It's a great feeling to know
  Your product helps people
  DR. GEORGE LOWELL

- Thirteenth Text Graphic Sequence (starting at 3:44) reads:
  STARTS
  NOW
  STARTS
  HERE

- Fourteenth Text Graphic Sequence (starting at 3:45) reads:
  BECOME A HEALABLES
  INVESTOR
  *INVESTMENT STARTS AT $250
  TOGETHER
  WE CAN BUILD A FUTURE
  WITHOUT PAIN.
  INVEST
  Healables
  WEARABLES THAT HEAL